J.B. HUNT TRANSPORT, INC

February 3, 2006

Via Electronic Filing:  Label:  corresp

Mr. David R. Humphrey

Branch Chief-Accountant

Securities and Exchange Commission

450 Fifth Street N.W.

Division of Corporation Finance

Washington, DC  20549-0305

RE:	J.B. Hunt Transport Services, Inc.
Form 10-K for the year ended December 31, 2004
File 000-11757

Dear Mr. Humphrey:

        This letter is in response to your examination of our Form 10-K for the year ended December 31, 2004 and your letter dated January 25, 2006.  Your comments have been duplicated for your convenience directly above our response.

Form 10-K For the Fiscal Year Ended December 31,2004

Item 7- Management Discussion and Analysis, page 12

1.               We note your responses to our prior comments 1 and 2.  If you elect not to disclose revenues derived from fuel surcharges in a separate table or by segment in MD&A, we will not object.  However, we believe that the effect of such adjustments should be quantified in dollar terms and specifically discussed in the aggregate.  The reader should easily be able to determine revenue increases attributable to operating improvements from revenue increases resulting from factors outside of your control, such as increased fuel prices.  The portion of the related expense increase that was recovered through these surcharges should also be readily apparent.  Please revise.

        Response:

We will expand our discussion and disclosure in future filings of the effect of fuel surcharges in the aggregate.  Our discussion will, among other things, be directed at helping the reader easily determine the difference among revenue increases related to changes in volume, changes in price and changes from factors which are outside of our control, such as fuel prices.  We will also discuss the portion of related fuel cost changes that were recovered through these surcharges.  This expanded disclosure will be effective with our Form 10-K filing for the year ended December 31, 2005, which will include comparative information for the year ended December 31, 2004.

2.               As a related matter, you state that fuel surcharge revenues are less than 10% of total consolidated revenues.  Therefore, we will not object if you choose not to present these revenues in a separate line item on the face of the income statement.  However, please disclose the classification and the dollar amounts of these surcharge revenues in the footnotes to the financial statements.  Dollar amounts need not exceed 10% of total revenues to be of significance to investors for purposes of disclosure.  Please revise accordingly.

        Response:

As we acknowledged in our response to you dated January 10, 2006, fuel surcharges may indeed have a material effect on the comparison of revenues between reporting periods.  Aggregate fuel surcharge revenues for the year ended December 31, 2004 did not exceed 10 percent of total revenues.   We did present fuel surcharge revenues on the consolidated statement of earnings which accompanied our 2005 earnings release on January 30, 2006.  We will also disclose aggregate fuel surcharge revenues as a separate line item on the face of the consolidated statement of earnings in our Form 10-K for the year ended December 31, 2005.

In addition to our comments above, we hereby acknowledge that:

•                  we are responsible for the adequacy and accuracy of disclosures in all of our filings with the SEC;

•                  SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jerry W. Walton

Jerry W. Walton
Executive Vice President, Finance and
Administration,
Chief Financial Officer